NOTES ON SITE VISIT:
                         CANGALLI GOLD DEPOSIT, BOLIVIA
                        Golden Eagle International, Inc.

                           By Donald M. Hausen, Ph.D.
                                 September 1997



INTRODUCTION

     Technical Advisory Board members Don Hausen and Max Staheli were invited by Golden Eagle International, Inc. to visit the United Cangalli's gold placer concessions in the central portions of the Tipuani Mining Districts during the week of September 2-9, 1997. The placer concessions are significantly large and owned by the United Cangalli Gold Mining Cooperative, and are under contract by Eagle Mining of Bolivia, Ltd., a subsidiary of Golden Eagle International, Inc., for development and exploitation. The visit to the mining operations and placer deposits was scheduled for September 6 and 7, accompanied by Terry Turner, President of the Golden Eagle International, Inc., along with several executive board members and staff, including Mary Erickson, Rene Velasquez, and Guido Paravicini. Field observations and geologic interpretations are discussed in this report with emphasis on the potential reserves and mining aspects of the gold placer occurrences.


GENERAL DESCRIPTION OF THE CANGALLI/TIPUANI DISTRICT

     Gold mining in the Cangalli area has occurred over a period of 1000 years or more, resulting in reported amounts of gold exceeding 30 million ounces produced by pre-Inca natives, Incas and Spaniards, as well as both Bolivian and foreign companies.

     According to Guido Paravicini (1997), average gold grades found in the Cangalli/Tipuani District vary from a few grams to several ounces per cubic meter; this district is acknowledged as the largest and richest gold-bearing placer area known in Bolivia.

     The Tipuani District lies in the middle of a major down faulted graben called the Apollo-Caranavi Trench along a valley formed by the Tipuani River and its tributaries. The bedrock consists of undifferentiated Ordovician shales (or phyllites), sandstones and quartzites, which are mostly covered within deep valleys by the Cangalli formation conglomerates of late Tertiary age. The Cangalli's deposits are located along the Tipuani River valley, notably outcropping in the vicinity of the small village of Cangalli. This thick auriferous formation consists of alternating beds of gravel, sand and clays that fill the Tertiary deep canyons along the Tipuani River and nearby tributaries. The enormous size of this placer deposit is indicated by its dimensions within the Tipuani basin, ranging in length up to 25 km (15 miles), average width of 25 km (1.5 miles) and approximate thicknesses of 500 to 2500 meters (1,640 to 8,200 ft).

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     Subsequent to this massive  Tertiary  deposition  of auriferous  gravel and sand, the regional rivers, including the Tipuani River, continued to erode new river channels along the sides of the valleys between the conglomerate and the phyllitic clay host rock.

     Approximately 3 to 9 meters above the bottom of the paleo-canyon, a very abrupt change in conditions occurred. Massive boulders up to several tons in size were noted just above the mud "clay/silt zone", and locally buried into the mud. This sudden change was apparently initiated by major environmental variations in climate or orogenic disturbances, resulting in abrupt increases in stream flow The valley was subsequently filled with poorly sorted gravel, sand and clays, containing significant amounts of gold derived from unidentified upstream source(s). This Tertiary geologic event initiated the deposition of the Cangalli conglomerate, which filled the deep canyon with hundreds of meters of auriferous gravels along with interstitial fine sands, silts and clays.

     Unsorted cobbles and pebbles are well rounded by stream action, indicating that they were carried for some distance from the Cordillera on the west. Most of the coarse cobbles were identified as metaquartzites, associated with minor amounts of granitic rocks. Most of the gold is contained in t he finer matrix of sand and clay between the cobbles, rather than within the coarse gravel.


EXPLORATION AND DEVELOPMENT CONSIDERATIONS

     Over hundreds of years, the natives have achieved rich placer recoveries of coarse gold from multiple surface locations throughout the Cangalli conglomerate at high and low elevations, wherever sufficient water was available for simple sluice methods. Their recovery methods were primitive and a ffective mostly in collecting coarse gold. Total gold contents are significantly higher than the amounts recovered by gravity methods. The spotty distribution of coarse and fine gold throughout the bedded gravels and sandy to clayey seams poses the problem of "How to sample and determine the grades of gold throughout the Cangalli deposit!".

     Drilling and sampling programs have been considered to establish the grades and reserves of the Cangalli conglomerate deposit. Shallow churn drill methods have been used to estimate the gold content of alluvial material along gravel benches and beneath flood plains near rivers where abundant wa ter is available. Such methods would appear to be impractical in deep drilling through hundreds of meters above river beds where the terrain is mountainous in relief.

     Reverse circulation drilling programs into bedrock deposits usually provide representative sample cuttings for assaying. However, deep RC or diamond drilling methods to evaluate placer deposits have not been conventionally used by others for several reasons:

     (1) The spotty nature of coarse gold in placer deposits require very large samples (multiple cubic meters).

     (2) Preparation and splitting of large samples containing coarse gold would require special screening and fine grinding, resulting in high costs for each sample.

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     (3)  Drilling  through gravel  containing  coarse cobbles  adjacent to fine sand, silt and clays would probably not collect representative samples for assaying.

     (4) Deep drilling (greater than 300 meters) through conglomerate would require extensive casing, and would be costly.


VISIT TO THE MINE SITE AND SLUICE OPERATIONS

     The two-day visit to various facilities at the mine site included the two sluice operations: (No. 1) the current main operation at the village at Cangalli consisting of a head frame, an underground shaft and a sluice operation; and (No. 2) a recently installed sluice system at the nearby Cueva Playa.

     The sluice operation near the main shaft at Cangalli was visited during the afternoon of the first day. Basal portions of the conglomerate mined below the 300 meter level of the shaft were transported and dumped by truck through a water-fed conveyer system onto a conventional sluice. At the completion of each batch load, the sluice panels were removed and the concentrates upgraded and recovered by means of manual washing and selective removal of coarse pebbles, sands and clays. Coarse gold was visually observed, mostly at the upper end of the sluice. Concentrates were collected and taken to another building where further concentration of coarse and fine fractions was accomplished by additional gravity (hand panning and tabling) methods. The overall process was labor intensive, using batch rather than continuous methods. However, the expected amounts of medium fine to coarse gold were recovered from the basal zones of the conglomerate from the lower levels of the mine workings.

     The visible gold particles occurred morphologically as thin sheaths, classified as "leaf" gold, ranging mostly from about a millimeter up to approximately one centimeter in average diameter. The grades of gold recovered by this batch/sluice method are reported to average about 3-4 grams per met ric ton.

     Significant amounts of fine gold are estimated to be lost in the process, but may be recovered by more efficient gravity methods and/or by cyanidation of gravity tails.


GEOLOGIC OBSERVATIONS ALONG DRIFTS NEAR THE BOTTOM OF SHAFT

     Several areas of the underground workings were inspected during the evening of the first day. Wall rock in most of the drifts consisted mostly of Ordovician gray/green shales (or slickensided phyllites) located below the valley floor. Intersections of drifts and stopes with the bottoms of Pale o-valleys were most interesting, revealing the paleo-environmental conditions prior to the deposition of the Tertiary conglomerates. The valleys (or canyons) were narrow with steep V-shaped walls, indicating rapid stream erosion of the soft clayey bedrock Valley fill at this time was essentially clay fragments (or phyllitic breccia) derived from the clay bedrock.

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     Locally, small lenses of well sorted sand-silt were noted,  indicating that the conditions of sedimentation were gradual, resulting from normal stream flow. This facies may be termed the mud "clay/silt zone".

     For these reasons, it is not recommended to schedule a drilling program at Cangalli without contacting drilling contractors who have experienced this type of drilling. We must be aware that the Cangalli deposit is possibly unique in its origin, its considerable thickness and variable distributi on of gold throughout its extent.

     The most economical and representative means to obtain large samples for analysis would be from surface exposures using front-end loaders and dump trucks. Such large samples could be transported to sites of sluices (or other efficient means of obtaining gravity concentrates) for comparative tes twork.

     It is therefore recommended that multiple small open-pit locations be developed at various strategic locations at high and low elevations throughout the conglomerate deposit. It is also recommended that a simple gravity feed system be used to screen out coarse pebbles and cobbles prior to deliv ery to the sluices. The upgraded gold concentrates would then be fed directly to the sluices for test recovery of coarse gold. The gravity fine tails should then be split and sampled for fire assay and/or cyanide bottle tests. In this manner, both fine and coarse gold can be determined for the potential total gold recoveries.

     It is recommended that several widely spaced sites of surface bulk sampling be tested during the coming year. In the interim, the recovered gold can be sold on the market as "cash flow", in the same manner that the Cangalli sluice operation is now processing the gold from the bottom of the shaft. This "cash flow" should defer a portion of the cost for the development program.


MINING AND METALLURGICAL CONSIDERATIONS

     The prime purpose of gravity testwork on bulk samples would be to provide the necessary preliminary information on the distribution of recoverable gold values through a significant part of the Cangalli conglomerate deposit. If values are sufficiently high and continuous to favor the development of a viable mining venture, the next step would be to locate a mill site where gravity tailings can be further processed by cyanide leaching, and disposed at low cost. It is recommended that the Cueva Playa, located along the Tipuani River, be considered for the following reasons:

     (1) This site is located near a large meandering floodplain from which the river was diverted in past years. This site would also provide space for the dumping of much of the coarse gravel separated by screening, prior to the gravity gold recovery system.

     (2) A large section of the Cangalli conglomerate is exposed at higher elevations above the meandering floodplain, which could be benched at multiple levels, and possibly provide gravity feeding to the mill site.

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     (3)  A favorable  location  within the Cueva Playa should be considered for the installation of a small cyanidation plant to process fine gold unrecoverable by gravity methods.


CONCLUSIONS AND RECOMMENDATIONS

     In my opinion, the Cangalli conglomerate formation can be classified as a very large low-grade placer deposit, with the potential reserves of millions of ounces of gold. The viable development and exploitation of similar deposits world-wide require low-cost large-scale methods of mining and pro cessing. It is therefore recommended that large open-pit mining methods and cheap (low capital) continuous volume gravity processing methods be developed for this type of deposit.

     The spotty distribution of coarse gold throughout the deposit requires large bulk sampling to provide representative dependable estimates of gold grades, during early development. A large bulk sampling program of the Cangalli conglomerate concessions is therefore proposed: (1) to confirm the c ontinuity of viable gold values through much of the conglomerate; (2) to optimize methods of mining and gravity concentration of coarse gold; and (3) to provide some interim cash flow.

     Again, it is emphasized that large tonnage placer deposits require low-cost open-pit mining operations and cheap continuous gravity methods for the recovery of medium to coarse gold on a large scale. It is also recommended that the fine gold be extracted from the gravity tails by means of cyani de dump leaching to improve the overall gold recovery. However, the location and operation of a dump leaching facility requires more study.

     The underground operations should be discontinued as soon as possible, and future bulk samples be collected from multiple small open-pit sites, widely spaced over accessible exposures across the conglomerate deposit. It is also recommended that continuous, rather than batch methods of gravity c oncentrators, be tested for collection of leaf-type coarse gold. This should include testwork using various types of jigs, spirals, strakes, Knelson bowls, etc, for upscaling volume production without excess manual labor.

     From the viewpoint of a process mineralogist, the amounts, morphology and size range of the reported fine gold be determined from several random large samples (~500 lbs each) of gravity tails from the Cangalli sluice operation. Each bulk sample must be screened first into a number of fractions; i.e. plus 4 mesh, -4/28 mesh, -8/+28 mesh -28/+100 mesh, -100/+200 mesh, -200/+325 mesh, and minus 325 mesh slimes, followed by assaying for gold by fire assays (FA) and cyanide extraction assays (CNAA). This should account for the potential losses of fine gold at Cangalli. Screen fractions containing highest concentrations of gold losses would be selected for detailed mineralogic examination.

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